Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 20, 2006

List of materials

Documents attached hereto:


i) A press release announcing So-net M3 Revision of Forecast for the Current Fiscal Year



                                                              January 19th, 2006
                                                                  So-net M3 Inc.

      So-net M3 Announces Revision of Forecast for the Current Fiscal Year

So-net M3 Inc. ("So-net M3") announces the following revisions to the forecast for the year ending March 31, 2006 (the period from April 1, 2005 to March 31,
2006) previously announced on October 11, 2005.

1.  Consolidated Forecast Revision
    Fiscal year (from April 1st 2005 to March 31st 2006)

                                                                     (Mil. Yen)
                                     Sales          NIBT            Net Income
Previous Forecast (A)                3,320         1,440                   840
New Forecast (B)                     3,700         1,600                   900
Change (B-A)                          +380          +160                   +60
Change (%)                           +11.4%        +11.1%                 +7.1%
For Reference:                       2,276           872                   493
Previous Fiscal Year

2.  Non-consolidated
    Fiscal year (from April 1st 2005 to March 31st 2006)

                                                                     (Mil. Yen)
                                     Sales          NIBT            Net Income
Previous Forecast (A)                3,300         1,470                   870
New Forecast (B)                     3,650         1,650                   950
Change (B-A)                          +350          +180                   +80
Change (%)                           +10.6%        +12.2%                 +9.2%
For Reference:                       2,276           923                   544
Previous Fiscal Year

3.  Reason for the forecast revision

Results for the first three quarters of the fiscal year ending March 31, 2006 (the period from April 1st 2005 to December 31st 2005) have exceeded the levels of our previous forecast resulting mainly from the favorable growth of our marketing support to healthcare companies business especially the "MR-Kun" service and from the favorable growth of research orders received.

We also anticipate sales revenue to continue to exceed the levels of our previous forecast for period January 1st to March 31st, in association with increased use of the "MR-Kun" service. In addition, although we anticipate the occurrence of one-time selling, general and administrative costs, we do not anticipate any changes to our business structure.

Based on the aforementioned reasons, we have revised our forecast for the fiscal year ending March 31, 2006.